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Exhibit 99.1

August 1, 2008

Included below are certain announcements that Thomson Reuters made in July 2008 in the United Kingdom via RNS, a Regulatory Information Service.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Share Repurchase RNS Announcements

Transaction in Thomson Reuters shares

NEW YORK, NY, July 1 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 380,000 Thomson Reuters PLC ordinary shares on July 1, 2008. The average price paid was 1290.6217 pence per share. The highest price per share paid was 1327 pence and the lowest price per share paid was 1261 pence.

As of July 1 2008, Thomson Reuters PLC had 181,043,487 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, July 2 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 300,000 Thomson Reuters PLC ordinary shares on July 2, 2008. The average price paid was 1300.313 pence per share. The highest price per share paid was 1314 pence and the lowest price per share paid was 1278 pence.

As of July 2 2008, Thomson Reuters PLC had 181,043,487 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Transaction in Thomson Reuters shares

NEW YORK, NY, July 3 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 145,000 Thomson Reuters PLC ordinary shares on July 3, 2008. The average price paid was 1286.8677 pence per share. The highest price per share paid was 1315 pence and the lowest price per share paid was 1267 pence.

As of July 3 2008, Thomson Reuters PLC had 181,043,487 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Large Shareholder RNS Announcements

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	17 July 2008

6.	Date on which issuer notified:	18 July 2008

7.	Threshold(s) that is/are crossed or reached:	Direct 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	11,016,490	11,016,490	9,095,405	8,928,316	167,089	4.93%	0.09%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/conversion period/datexiv	Number of voting rights that may be acquired (if the instrument exercised/converted)	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,095,405	5.02%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG Abbey Life Assurance Company Ltd

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	18 July 2008

6.	Date on which issuer notified:	22 July 2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct and Indirect 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	9,095,405	9,095,405	8,451,361	8,451,361		4.67%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

8,451,361	4.67%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	23.07.08

6.	Date on which issuer notified:	25.07.08

7.	Threshold(s) that is/are crossed or reached:	7%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares If possible use ISIN code		Number of voting rights				Percentage of voting rights
	Number of Shares
				Direct	Indirect	Direct	Indirect

ORD GB00B29MWZ99	15,267,200	15,267,200	12,700,512	12,700,512	N/A	6.54%	N/A

ADR US8851411012	3,114	3,114	1,200	1,200	N/A	0.0006%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

12,701,712	6.54%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes)

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

	Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3.	Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4.	Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd
Deutsche Bank Trust Company Americas
Deutsche Asset Management Investment GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Investment Management Americas Inc.
DWS Investment SA, Luxembourg
Tilney Investment Management

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):	24 July 2008

6.	Date on which issuer notified:	25 July 2008

7.	Threshold(s) that is/are crossed or reached:	Aggregate Direct and Indirect 5%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of Voting Rightsviii				% of voting rights
Number of Shares
				Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	8,451,361	8,451,361	9,077,435	8,910,666	166,769	4.92%	0.09%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

9,077,435	5.01%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

TR-1i:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	☒

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

	An event changing the breakdown of voting rights	☐

3.	Full name of person(s) subject to the notification obligationiii:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.)iv:	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management (International) Limited
HSBC Investment Management
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached[v]:	29th July 2008

6.	Date on which issuer notified:	30th July 2008

7.	Threshold(s) that is/are crossed or reached:	Below notifiable level.

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the Triggering transactionvi		Resulting situation after the triggering transactionvii
			Number of shares	Number of voting rightsix
		Number of Voting Rightsviii				% of voting rights
Class/type of shares If possible use ISIN CODE	Number of Shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	11,452,598	11,452,598	Below notifiable level	Below notifiable level	NA	Below notifiable level	NA

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

Below the notifiable level.	Below the notifiable level.

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

HSBC Bank Plc

Proxy Voting:

10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

Other RNS Announcements

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

        NEW YORK, NY — July 3, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that W. Geoffrey Beattie, a member of its board of directors, has sold an aggregate of 120,382 common shares of Thomson Reuters Corporation for an average price of C$35.41 and purchased an aggregate of 28,000 American Depositary Shares of Thomson Reuters PLC (each representing six ordinary shares of Thomson Reuters PLC) for an average price of US$175.24.

        These transactions were completed on or prior to June 27, 2008 and Thomson Reuters was notified of them on July 2, 2008.

        Following these transactions, Mr. Beattie indirectly owns 90,000 Thomson Reuters Corporation common shares, 30,000 Thomson Reuters PLC American Depositary Shares, 5,000 Thomson Reuters PLC ordinary shares, 200,000 options in Thomson Reuters Corporation common shares and 100,859 Thomson Reuters Corporation restricted share units.

        Mr. Beattie's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

        Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters to Report Second-Quarter 2008 Results on August 12, 2008
Webcast Scheduled for 10:00 a.m. EDT; 3:00 p.m. BST

NEW YORK, NY, July 24, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced it will report its second-quarter 2008 results on August 12, 2008. A webcast will be held on that day at 10:00 a.m. EDT, 3:00 p.m. BST; details follow:

Who:	CEO Thomas H. Glocer and EVP& CFO Robert D. Daleo
What:	Presentation and Discussion of Second-Quarter 2008 Results for Thomson Reuters
When:	Tuesday, August 12, 2008 @ 10:00 a.m. EDT; 3:00 p.m. BST
Where:	www.thomsonreuters.com
How:	Live over the Internet — To participate in the webcast, visit www.thomsonreuters.com and click on "Investor Relations" at the top of the page and then "News & Events" at the left side of the page.
Contacts:	Frank Golden, Senior Vice President, Investor Relations 203-539-8470, frank.golden@thomsonreuters.com
Fred Hawrysh, Global Director, Corporate Affairs 203-539-8314, fred.hawrysh@thomsonreuters.com
Victoria Brough, Head of Corporate Communications, EMEA +44 (0) 207 542 8763, victoria.brough@thomsonreuters.com

The Webcast will be archived at www.thomsonreuters.com.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

(Minimum Requirements to listen to broadcast): The Windows Media Player software, downloadable free from
http://www.microsoft.com/windows/default.mspx and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webcastsupport@tfprn.com.)

July 31, 2008

Thomson Reuters PLC — Voting Rights and Capital

Update for July 2008

NEW YORK, NY — July 31, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 180,018,581 ordinary shares of 25 pence each as of July 31, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 180,018,581 ordinary shares.

The above figure (180,018,581) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

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  Exhibit 99.1